Exhibit 99.2

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three Months Ended March 31, 2023

This quarterly report provides Studio City Investments Limited’s (“Studio City Investments”) unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2023, together with the related information. Studio City Investments is the parent guarantor of the 2027 Studio City Company Notes (as defined below).

Studio City Investments Limited

Report for the First Quarter of 2023

INTRODUCTION	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
GLOSSARY	7
EXCHANGE RATE INFORMATION	9
FINANCIAL CONDITION AND RESULTS OF OPERATIONS	10
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.7 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•	“2025 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds from the 2025 Studio City Finance Notes to Studio City Investments;

•	“2025 Studio City Finance Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•	“2027 Studio City Company Notes” refers to the 7.00% senior secured notes due 2027 in an aggregate principal amount of US$350,000,000 issued by Studio City Company on February 16, 2022;

•	“2028 Intercompany Notes” refers to the loan by Studio City Finance of the proceeds from the 2028 Studio City Finance Notes to Studio City Investments;

•	“2028 Studio City Finance Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.7 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility;

•

“2029 Intercompany Notes” refers to, collectively, the loan by Studio City Finance of the proceeds from the First 2029 Studio City Finance Notes to Studio City Investments and the loan by Studio City Finance of the proceeds from the Additional 2029 Studio City Finance Notes to Studio City Investments;

•

“2029 Studio City Finance Notes” refers to the US$1.10 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 (the “First 2029 Studio City Finance Notes”) and US$350.0 million in aggregate principal amount was issued on May 20, 2021 (the “Additional 2029 Studio City Finance Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•

“Concession Contract” refers to the concession contract executed between the Macau Special Administrative Region and the Gaming Operator on December 16, 2022, that provides for the terms and conditions of the concession granted to the Gaming Operator;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a concession under the Concession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 85% owned by Melco and 15% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements”;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to our direct parent, Studio City Finance Limited, a company incorporated in the British Virgin Islands;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (approximately US$99 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2023.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry in Macau where the new gaming law was adopted and implemented by the Macau government and may become highly leveraged, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the continued impact of their consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.849725 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate range, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.085186 to US$1.00.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of services pursuant to a casino contract and its hospitality business in Macau. The gaming operations of Studio City Casino are focused on the mass market and target all ranges of mass market patrons. The mass market focus of the Studio City Casino is currently complemented with VIP rolling chip operations. The Gaming Operator currently has 250 gaming tables, including 15 tables for VIP rolling chip operations, and 552 gaming machines available for operation at the Studio City Casino pursuant to the Studio City Casino Agreement. In the first quarter of 2023, the Gaming Operator operated an average of approximately 246 gaming tables and 677 gaming machines at the Studio City Casino. Our cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke, a 5,000-seat live performance arena, an outdoor water park and an indoor water park. Studio City features 1,936 luxury hotel rooms, diverse food and beverage establishments and approximately 38,500 square meters of complementary retail space.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming concession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Studio City Finance Notes, the 2027 Studio City Company Notes, the 2028 Studio City Finance Notes or the 2029 Studio City Finance Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Construction of our Phase 2 project has been completed. The project consists of two hotel towers with 895 rooms, suites and villas. The project also contains a water park with indoor and outdoor areas. Other attractions as part of the project include MICE space, retail and food and beverage outlets and a cineplex.

The first stage of the Phase 2 project opened in April 2023 with the opening of the Epic hotel tower and the indoor water park. The outdoor water park at Studio City opened for the season on April 28, 2023. The Epic hotel tower has a total of 338 suites in eight room types including two villas. The second stage is expected to open in the third quarter of 2023.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed.

Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022

Total operating revenues for the first quarter of 2023 were US$51.5 million, compared with total operating revenues of US$12.0 million in the first quarter of 2022. The change was primarily attributable to the relaxation of COVID-19 related restrictions in Macau during the quarter which led to an increase in revenue from casino contract and higher non-gaming revenues.

Net loss attributable to Studio City Investments Limited for the first quarter of 2023 was US$50.8 million, compared with net loss attributable to Studio City Investments Limited of US$88.5 million in the first quarter of 2022, primarily due to the increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$146.7 million and US$75.0 million for the first quarters of 2023 and 2022, respectively.

Studio City Casino’s rolling chip volume was US$718.5 million in the first quarter of 2023 versus US$439.3 million in the first quarter of 2022. The rolling chip win rate was 1.59% in the first quarter of 2023 versus 1.66% in the first quarter of 2022. The expected rolling chip win rate range is 2.85%- 3.15%.

Mass market table games drop increased to US$480.6 million in the first quarter of 2023, compared with US$191.8 million in the first quarter of 2022. The mass market table games hold percentage was 24.7% in the first quarter of 2023, compared with 31.6% in the first quarter of 2022.

Gaming machine handle for the first quarter of 2023 was US$431.7 million, compared with US$233.0 million in the first quarter of 2022. The gaming machine win rate was 3.8% in the first quarter of 2023, compared with 3.1% in the first quarter of 2022.

Revenue from casino contract was US$18.7 million for the first quarter of 2023, compared with revenue from casino contract of negative US$8.6 million for the first quarter of 2022. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator.

Total non-gaming revenues at Studio City for the first quarter of 2023 were US$32.7 million, compared with US$20.6 million for the first quarter of 2022.

Total net non-operating expenses for the first quarter of 2023 were US$25.1 million, which mainly included interest expenses of US$22.3 million, net of amounts capitalized, compared with total net non-operating expenses of US$27.4 million for the first quarter of 2022, which mainly included interest expenses of US$23.9 million, net of amounts capitalized.

Depreciation and amortization costs of US$29.4 million were recorded in the first quarter of 2023, of which US$0.8 million was related to the amortization expense for the land use right, compared with depreciation and amortization costs of US$30.6 million recorded in the first quarter of 2022, of which US$0.8 million was related to the amortization expense for the land use right.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of March 31, 2023, we held cash and cash equivalents of US$355.6 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to approximately US$29.7 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of March 31, 2023, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2023	2022

	(In thousands of US$)
Net cash used in operating activities	$(79,676)	$(54,865)
Net cash used in investing activities	(58,825)	(161,900)
Net cash provided by financing activities	—	345,369
Effect of exchange rate on cash, cash equivalents and restricted cash	(2,545)	(1,839)

(Decrease) increase in cash, cash equivalents and restricted cash	(141,046)	126,765
Cash, cash equivalents and restricted cash at beginning of period	496,779	496,697

Cash, cash equivalents and restricted cash at end of period	$355,733	$623,462

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the revenue from casino contract and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$79.7 million for the three months ended March 31, 2023, compared with net cash used in operating activities of US$54.9 million for the three months ended March 31, 2022. The change was primarily due to increased working capital needed for operations, partially offset by improved performance of Studio City’s operations as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$58.8 million for the three months ended March 31, 2023, compared with net cash used in investing activities of US$161.9 million. The change was primarily due to a decrease in payments for the acquisition of property and equipment.

Net cash used in investing activities of US$58.8 million and US$161.9 million for the three months ended March 31, 2023 and 2022, respectively, was primarily attributable to payments for the acquisition of property and equipment of US$58.5 million and US$161.5 million, respectively.

Financing Activities

No cash was provided by/used in financing activities for the three months ended March 31, 2023.

Net cash provided by financing activities of US$345.4 million for the three months ended March 31, 2022 was attributable to the proceeds from the issuance of the 2027 Studio City Company Notes in the aggregate principal amount of US$350.0 million, partially offset by the payments of deferred financing costs of US$4.6 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of March 31, 2023:

As of March 31, 2023
(in thousands of US$)
2025 Intercompany Notes	$500,000
2028 Intercompany Notes	$500,000
2029 Intercompany Notes	$1,100,000
2027 Studio City Company Notes	$350,000
2028 Studio City Senior Secured Credit Facility	$127

$2,450,127

There was no change in our gross indebtedness as of March 31, 2023 compared to December 31, 2022.

Other Developments

The Management and Shared Services Arrangements were extended to December 31, 2032 in March 2023.

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2023

Page
Condensed Consolidated Balance Sheets (Unaudited)	F-2

Condensed Consolidated Statements of Operations (Unaudited)	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited)	F-4

Studio City Investments Limited

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$355,604	$496,649
Accounts receivable, net	1,265	263
Receivables from affiliated companies	61,473	26,320
Inventories	5,021	5,121
Prepaid expenses and other current assets	37,901	37,710

Total current assets	461,264	566,063

Property and equipment, net	2,771,622	2,779,941
Intangible assets, net	1,025	1,373
Long-term prepayments, deposits and other assets	51,950	48,325
Receivable from an affiliated company, non-current	5,693	3,872
Restricted cash	129	130
Operating lease right-of-use assets	13,056	13,136
Land use right, net	107,265	108,645

Total assets	$3,412,004	$3,521,485

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$742	$501
Accrued expenses and other current liabilities	97,465	110,748
Income tax payable	4	4
Payables to affiliated companies	104,865	144,343

Total current liabilities	203,076	255,596

Long-term debt, net	345,259	344,994
Payable to an affiliated company, non-current	2,066,357	2,064,757
Other long-term liabilities	21,663	21,631
Deferred tax liabilities, net	375	382
Operating lease liabilities, non-current	13,666	13,499

Total liabilities	2,650,396	2,700,859

Equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,617,155	2,617,155
Accumulated other comprehensive losses	(8,775)	(339)
Accumulated losses	(1,828,942)	(1,778,168)

Total Studio City Investments Limited shareholder’s equity	779,438	838,648
Noncontrolling interests	(17,830)	(18,022)

Total equity	761,608	820,626

Total liabilities and equity	$3,412,004	$3,521,485

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2023	2022
Operating revenues:
Revenue from casino contract(1)	$18,724	$(8,639)
Rooms	12,896	6,275
Food and beverage	9,265	5,484
Entertainment	1,677	99
Services fee	6,203	5,719
Mall	2,136	2,703
Retail and other	566	351

Total operating revenues	51,467	11,992

Operating costs and expenses:
Costs related to casino contract(1)	(6,859)	(6,024)
Rooms	(3,402)	(2,949)
Food and beverage	(8,240)	(7,174)
Entertainment	(1,393)	(557)
Mall	(376)	(956)
Retail and other	(373)	(375)
General and administrative	(21,554)	(20,622)
Pre-opening costs	(5,164)	(342)
Amortization of land use right	(824)	(827)
Depreciation and amortization	(28,567)	(29,804)
Property charges and other	(290)	(3,063)

Total operating costs and expenses	(77,042)	(72,693)

Operating loss	(25,575)	(60,701)

Non-operating income (expenses):
Interest income	2,481	303
Interest expenses, net of amounts capitalized	(22,334)	(23,892)
Other financing costs	(103)	(103)
Foreign exchange losses, net	(5,150)	(3,682)
Other income	1	—

Total non-operating expenses, net	(25,105)	(27,374)

Loss before income tax	(50,680)	(88,075)
Income tax benefit (expense)	6	(613)

Net loss	(50,674)	(88,688)
Net (income) loss attributable to noncontrolling interests	(100)	235

Net loss attributable to Studio City Investments Limited	$(50,774)	$(88,453)

(1)

As a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022, certain revenues and operating costs of the Company were previously captioned as i) revenue from provision of gaming related services and are now captioned as revenue from casino contract; and ii) costs for provision of gaming related services and are now captioned as costs related to casino contract.

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2023	2022
Cash flows from operating activities:
Net cash used in operating activities	$(79,676)	$(54,865)

Cash flows from investing activities:
Acquisition of property and equipment	(58,451)	(161,515)
Funds to an affiliated company	(378)	(392)
Proceeds from sale of property and equipment	4	7

Net cash used in investing activities	(58,825)	(161,900)

Cash flows from financing activities:
Payments of deferred financing costs	—	(4,631)
Proceeds from long-term debt	—	350,000

Net cash provided by financing activities	—	345,369

Effect of exchange rate on cash, cash equivalents and restricted cash	(2,545)	(1,839)

(Decrease) increase in cash, cash equivalents and restricted cash	(141,046)	126,765
Cash, cash equivalents and restricted cash at beginning of period	496,779	496,697

Cash, cash equivalents and restricted cash at end of period	$355,733	$623,462

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(50,326)	$(45,415)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$11,976	$66,822
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$7,544	$5,376
Deferred financing costs included in accrued expenses and other current liabilities	$—	$2,124

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	March 31,	December 31,
	2023	2022
Cash and cash equivalents	$355,604	$496,649
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$355,733	$496,779

F-4